FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of November 2010

RadView Software Ltd.
 (Translation of Registrant's Name into English)

14 Hamelacha St., Rosh-Haayin, Israel
 (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The Proxy Statement attached to this Form 6-K is hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached hereto and incorporated by reference herein is the Registrant’s Notice of Meeting,  Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders to be held on December 15, 2010.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd.
(Registrant)

By:	/s/ Rami Goraly
Rami Goraly
Chief Executive Officer

Dated: November 3, 2010

RADVIEW SOFTWARE LTD.
14 HAMELACHA STREET, PARK AFEK
ROSH HA’AIN, 48091, ISRAEL
(+972) 3-915-7060

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 15, 2010

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of RadView Software Ltd. (the “Company”) to be held in Israel at the offices of the Company, at 14 Hamelacha Street, Park Afek, Rosh Ha’Ain, Israel, on December 15, 2010 at 16:00 p.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.
To elect Messrs. Yochai Hacohen, Eli Blatt, Jaron Lotan and Rami Goraly to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.
To re-elect Ms. Hadas Gazit to the Company’s Board of Directors, to serve as an External Director under the Israeli Companies Law, for a period of three years commencing on the date of her re-election.

3.	To approve the re-pricing of the options granted to certain Directors, as described in the proxy statement.

4.	To ratify and approve an extension to the previously approved discretionary convertible credit facility arrangement between Fortissimo and the Company, as described in the Proxy Statement.

5.	To ratify and approve an amendment to the Convertible Loan Agreement by and among Fortissimo and certain other lenders and the Company, as described in the Proxy Statement.

6.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors, for the year ending December 31, 2010 and for such additional period until the next annual general meeting of shareholders.

7.	To receive the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2009.

8.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

The Board recommends the approval of each of these proposals. The matters contained in Proposals 4 and 5 will only be brought to the shareholders for a vote if, prior thereto, the Company's Audit Committee and afterwards the Board, approve such proposals.

The Board of Directors has fixed the close of business on November 8, 2010 as the date for determining the holders of record of Ordinary Shares and Preferred Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Proposals 1, 3, and 6 are ordinary resolutions which require the affirmative vote of a majority of the shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 2 is a special resolution which requires the affirmative vote of a majority of the shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage, provided that such majority must either include at least one third of the shares of Non-Controlling Shareholders voted on the matter, or the total shares of Non-Controlling Shareholders voted against the election may not represent more than one percent of the voting rights of the Company.

Proposals 4 and 5 are special resolutions which requires the affirmative vote of a majority of the shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage, provided that such majority must either include at least one third of the voting power of the disinterested shareholders voted on the matter, or the total shares of the disinterested shareholders voted against the proposal may not represent more than one percent of the voting rights of the Company.

The presentation to our shareholders for consideration of our audited Financial Statements for the fiscal year ended December 31, 2009 described in Proposal 7 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Annual Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Annual Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.  To contact the Company, please call (972) 3 915-7060 in Israel.  The Company’s Financial Statements for the year ended December 31, 2009, are attached hereto, were included in the Company's annual report on Form 20-F, filed with the US Securities and Exchange Commission (the “SEC”) on June 30, 2010 and appear on the SEC's website at www.sec.gov.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of shares should take note that, pursuant to Article 34.4 of the Amended and Restated Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Jaron Lotan
Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.  YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

RADVIEW SOFTWARE LTD.
14 HAMELACHA STREET, PARK AFEK
ROSH HA’AIN, 48091, ISRAEL
(+972) 3-915-7060

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 15, 2010

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value (the “Ordinary Shares”) and preferred shares, NIS 0.01 nominal value (the “Preferred Shares”), of RadView Software Ltd. (“RadView” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 14 Hamelacha Street, Park Afek, Rosh Ha’Ain, Israel, on December 15, 2010 at 16:00 p.m. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.
To elect Messrs. Yochai Hacohen, Eli Blatt, Jaron Lotan and Rami Goraly to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.
To re-elect Ms. Hadas Gazit to the Company’s Board of Directors, to serve as an External Director under the Israeli Companies Law, for a period of three years commencing on the date of her re-election.

3.	To approve the re-pricing of the options granted to certain Directors.

4.	To ratify and approve an extension to the previously approved discretionary convertible credit facility arrangement between Fortissimo and the Company, as described in the Proxy Statement.

5.	To ratify and approve an amendment to the Convertible Loan Agreement by and among Fortissimo and certain other lenders and the Company, as described in the Proxy Statement.

6.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors for the year ending December 31, 2010 and for such additional period until the next annual general meeting of shareholders.

7.	To receive the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2009.

8.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed.  By appointing “proxies” shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the persons named as proxies therein will vote the shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated then, except in respect of Proposals 2, 4 and 5, in accordance with the recommendations of the Board of Directors of the Company (the “Board of Directors”). The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders enclosed with this Proxy Statement. If any other business is properly brought before the Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about November 10, 2010. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares and Preferred Shares at the close of business on November 8, 2010 are entitled to notice of and to vote at the Meeting. The Company had a total of 158,571,330 Ordinary Shares and Preferred Shares issued and outstanding on October 31, 2010, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Amended and Restated Articles of Association of the Company (“Articles of Association”) do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Votes Required. Proposals 1, 3, and 6 are ordinary resolutions which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 2 is a special resolution which requires the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage, provided that such majority must either include at least one third of the shares of Non-Controlling Shareholders voted on the matter, or the total shares of Non-Controlling Shareholders voted against the election may not represent more than one percent of the voting rights of the Company.

Proposals 4 and 5 are special resolutions which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage, provided that such majority must either include at least one third of the voting power of the disinterested shareholders voted on the matter, or the total shares of the disinterested shareholders voted against the proposal may not represent more than one percent of the voting rights of the Company.

The presentation to our shareholders for consideration of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2009 described in Proposal 7 does not involve a vote of our shareholders.

After the vote on Proposals 1 and 2 at the Meeting, the Annual Meeting will adjourn until 17:00 p.m. If the abovementioned list of nominees is elected to the Board, during this adjournment, the Company’s Audit Committee, comprised of Hadas Gazit, Amir Livne and Eli Blatt will consider and vote upon Proposals 4 and 5. If the Company’s Audit Committee approves Proposals 4 and 5, the full Board will consider and vote upon these matters.

At 17:00 p.m., the Meeting will reconvene. If during the adjournment, the Company’s Audit Committee and the full Board of Directors shall have approved Proposals 4 and 5, then when the Meeting reconvenes, the shareholders will vote upon the matters so approved and the other items being presented at the Meeting. If during the adjournment, the Company’s Audit Committee and the full Board of Directors do not approve Proposals 4 and 5, then when the Meeting reconvenes the shareholders will consider only the other matters being presented in Proposals 3, 6, 7 and any other matters that may be approved by the Company’s Audit Committee and full Board.  Votes cast for any item that is not ultimately presented to the shareholders once the Meeting resumes will be discarded.

The Board recommends the approval of each of the above proposals.

I.	PRINCIPAL SHAREHOLDERS

The following table sets forth certain information known to us regarding the beneficial ownership of the Company’s ordinary shares as of October 31, 2010, unless otherwise indicated, by:  (i) each person known by the Company to beneficially own more than 5% of the Company’s shares; and (ii) all of the Company’s directors and executive officers as a group.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares underlying options and warrants held by that person that are currently exercisable or exercisable within 60 days of October 31, 2010 are considered outstanding.  These shares, however, are not considered outstanding when computing the percentage ownership of each other person.  Except as indicated in the footnotes to this table and subject to state community property laws, each shareholder named in the table has sole voting and investment power for the shares shown as beneficially owned by it.  Ownership percentages are based on 158,571,330  shares outstanding on October 31, 2010, excluding 134,000 shares held as treasury shares.  Unless otherwise noted below, the address of each of the Company’s directors and executive officers is c/o RadView Software Ltd., 14 Hamelacha Street, Park Afek, Rosh Haayin, 48091, Israel.

Name of Beneficial Owner:	Total Shares Beneficially Owned	Percentage of Total Shares
Five Percent Shareholders:
Fortissimo Capital Fund (1)	169,583,334	69.3%
Altshuler Saham Provident Ltd (2)	33,999,684	19.7%
Psagot Provident Fund Ltd. (3)	21,930,000	13.1%
Tamir Fishman Provident and Education Funds Ltd. (4)	18,654,300	11.2%
Meitav Gemel Ltd. (5)	14,610,838	8.9%

Directors and Executive Officers:

Rami Goraly (6)	6,500,000	3.9%
Jaron Lotan.(7)	2,193,368	1.4%
Shai Beilis (8)	8,075,623	5.0%
Amir Livne (9)	396,428	*
Hadas Gazit (10)	594,642	*
Yochai Hacohen (11)	4,750,000	2.9%
Eli Blatt	-	-
Amira Paz (12)	150,000	*

All executive officers and Directors as a group (8 persons) (6) (7) (8) (9) (10) (11) (12)	22,660,061	14%
______________________________________________________________________________
*  Represents beneficial ownership of less than one percent of the Company’s ordinary shares.

(1)           Information is derived in part from Amendment No. 3 to Schedule 13 D, filed on March 27, 2007 by Fortissimo Capital Funds G.P. L.P. (“FFC-GP”), Fortissimo Capital Fund L.P. (“FFC Cayman”), Fortissimo Capital Fund (Israel) L.P. (“FFC-Israel”), and Fortissimo Capital Funds (Israel DP), L.P. (“FFC-Israel-DP”) (Collectively, the “Fortissimo Entities”).  Includes 150,729,167 Preferred Shares owned of record by the Fortissimo Entities: 4,779,243 Preferred Shares owned of record by FFC Cayman, 136,210,432 Preferred Shares owned of record by FFC Israel, and 9,739,491 Preferred Shares owned of record by FCC-Israel-DP.  FFC GP, in its capacity of being the sole general partner of FFC-Israel, FFC-Israel-DP and FFC Cayman, controls and manages each of the Fortissimo Entities.  Accordingly, FFC GP is the beneficial owner of the Preferred Shares held by each of the Fortissimo Entities. FFC GP, in its capacity as the general partner of each of the Fortissimo Entities, has the voting and dispositive power over the Preferred Shares held by each of them.  FFC GP may be deemed to be the indirect beneficial owner of the Preferred Shares directly beneficially owned by the Fortissimo Entities.

Each of the Fortissimo Entities share voting power over 158,125,001 Preferred Shares and share dispositive power over 169,583,334 Preferred Shares.  None of the Fortissimo Entities has sole voting power or sole dispositive power over our Preferred Shares.  Pursuant to a shareholders agreement among the Fortissimo Entities and Yehuda Zisapel, Shem Basum Ltd. and Michael Chill (the “Co-Investors”) in connection with the financing in August 2006, the number of Preferred Shares for which there is shared voting power includes 7,395,834 Preferred Shares held by Shem Basum Ltd. and Michael Chill and the number for which there is shared dispositive power includes 18,854,167 Preferred Shares held by all the Co-Investors. However, the Fortissimo Entities disclaim beneficial ownership of the Co-Investor shares. The Fortissimo address is: 14 Hamelacha Street, Park Afek, Rosh Ha’ayin, 48091 Israel.

(2)            Information is derived from Schedule 13D, filed on June 18, 2007 by Perfect Provident Fund Ltd. (“Perfect”) and from the records of the Company.  Includes 22,820,698 ordinary shares owned of record by Perfect; 1,091,968 ordinary shares owned of record by Perfect Central Compensation Fund; and 10,673,848 ordinary shares owned of record by Perfect Education Fund. On June 1, 2009, a merger occurred between Altshuler Shaham Provident Funds Ltd. (“Altshuler Shaham”) and Perfect.  As a result, the above-mentioned funds are managed by Altshuler Shaham, which is held by Altshuler Shaham Ltd. (which is owned by Kalman Shaham, Gilad Altshuler and Roni Bar) and Perfect (Y.N.E.) Capital Markets Ltd. (which is held indirectly by Yair Levinstein, Nir Malka, Orna Brenner and Daniel Brenner. Any economic interest or beneficial ownership in any of the securities held by Altshuler Shaham are held for the benefit of the members of the fund.  The address of Altshuler Shaham is 19A Habarzel Street, Tel Aviv, Israel.

(3)           Information is derived from Psagot Investment House Ltd. and from Psagot Provident Funds Ltd., and from records of the Company. Includes 21,930,000 ordinary shares beneficially owned by  Psagot Provident Funds Ltd., a wholly owned subsidiary of Psagot Investment House Ltd, controlled indirectly by James G. Dinan and Daniel A. Schwartz. In April 2009, the assets of Prisma Investment House Ltd. were acquired by Psagot Provident Funds Ltd. Any economic interest or beneficial ownership in any of the securities held by Psagot Provident Funds Ltd. are held for the benefit of the members of the fund.  The address of Psagot Investment House Ltd. is: Africa Tower, 14 Ahad Ha’am Street, Tel Aviv, Israel and of Provident Funds Ltd .is: 33 Yavetz St., Tel Aviv, Israel.

(4)            Information is derived form Schedule 13G, filed on February 16, 2010 by Tamir Fishman Provident and Education Funds Ltd. (“Tamir Fishman”). Includes a total of 18,654,300 ordinary shares: 2,657,300 ordinary shares are owned of record by Tamir Fishman Severance Pay Fund - General; 6,893,500 ordinary shares are owned of record by Tamir Fishman Education Fund - General; 8,262,000 ordinary shares are owned of record by Tamir Fishman Provident Fund - General; 289,000 ordinary shares are owned of record by Tamir Fishman Education Fund - Shares; and 552,500 ordinary shares are owned of record by Tamir Fishman Provident Fund - Shares. Tamir Fishman, as manager of the funds, has sole voting and investment power and is beneficial owner of the 18,654,300ordinary shares (including warrants) owned of record by the foregoing funds.  Any economic interest or beneficial ownership in any of the securities held of record by the foregoing funds is held for the benefit of the members of the funds.  The address of Tamir Fishman and each of the foregoing funds is: 21 Ha’arbaa Street, Tel Aviv, 64739, Israel.

(5)           Information is derived from Meitav Gemel Ltd. (“Meitav”).  Includes a total of 14,610,838 ordinary shares owned of record by the provident, education and severance funds managed by Meitav:  5,043,339 ordinary shares owned of record by Meitav Tagmulim Clali; 3,201,661 ordinary shares owned of record by Meitav Histalmut Clali; 1,048,339 ordinary shares owned of record by Meitav Pizuim Clali; 410,839 ordinary shares owned of record by Meitav Tagmulim Shares; 212,500 ordinary shares owned of record by Meitav Hishtalmut Shares; 2,234,161 ordinary shares owned of record by Meitav Chisachon Gemel; 1,617,339 ordinary shares owned of record by Meitav Chisachon Hishtalmut; and 333,500 ordinary shares owned of record by Meitav Chisachon Pizuim.  Also includes 509,160 ordinary shares owned of record by Yashir Investment House (Provident Funds) Ltd.  Meitav, as manager of the funds, has sole voting and investment power and is beneficial owner of the 14,101,678 ordinary shares (including warrants) owned of record by the foregoing funds.  Any economic interest or beneficial ownership in any of the securities held of record by the foregoing funds is held for the benefit of the members of the funds.  The address of Meitav is Museum Tower, 4 Berkowitz Street, Tel Aviv 61180 Israel.

(6)            Includes 500,000 options that are exercisable within 60 days of October 31, 2010.

(7)            Includes 94,526 options exercisable within 60 days of October 31, 2010.

(8)            Information is derived in part from Amendment No. 2 to Schedule 13G/A, filed on February 20, 2004 by Formula Ventures L.P., FV-PEH, L.P. and Formula Ventures (Israel) L.P. Includes 1,108,593 ordinary shares owned of record by Formula Ventures L.P; 311,947 ordinary shares owned of record by FV-PEH L.P.; 356,140 ordinary shares owned of record by Formula Ventures (Israel) L.P.; 6,289,143 ordinary shares owned of record by Shem Basum Ltd., and 9,800 ordinary shares and an option for 125,000 ordinary shares exercisable within 60 days of October 31, 2010 owned directly and of record by Shai Beilis, the principal shareholder and a director of Shem Basum Ltd.   Shai Beilis, one of RadView’s directors, is the CEO and Managing Director of Formula Ventures Ltd., which is the general partner of Formula Ventures L.P., Formula Ventures (Israel) L.P. and FV-PEH L.P.  Shai Beilis disclaims beneficial ownership of the shares held of record by Formula Ventures L.P., FV-PEH L.P. and Formula Ventures (Israel) L.P., except to the extent of his pecuniary interest therein.  Shai Beilis has sole voting and investment power and is the beneficial owner of the 6,289,143ordinary shares owned of record by Shem Basum Ltd.    Formula Ventures L.P., Formula Ventures (Israel) L.P. and FV-PEH L.P. are part of an affiliated group of investment entities managed by Formula Ventures Ltd. and Formula Ventures Partners (Cayman Islands) Ltd., a subsidiary thereof.  Shai Beilis, Nir Linchevski and Benny Maiden, by virtue of their board of positions in Formula Venture Ltd., and Shai Beilis and Nir Linchevski, by virtue of their board positions in Formula Venture Partners (Cayman Islands) Limited, each share voting and dispositive power with respect to the shares held by Formula Ventures L.P., FV-PEH and Formula Ventures (Israel) L.P.   Decisions with respect o voting and investment of the shares owned of record are made by majority vote and as CEO, Shai Beilis shares voting and investment power over ordinary shares held by Formula Ventures L.P., FV-PEH L.P., Formula Ventures (Israel) L.P. and Shem Basum Ltd.  The address of Formula Ventures (Israel) L.P., Formula Ventures L.P., FV-PEH L.P. and Shai Beilis is 11 Galgalei Haplada St. Herzliya, Israel, 46733.

(9)            Includes 49,554 options exercisable within 60 days as of October 31, 2010.

(10)          Includes 49,554options exercisable within 60 days as of October 31, 2010.

(11)          Includes 296,875 options exercisable within 60 days as of October 31, 2010.

(12)          Includes 25,000 options exercisable within 60 days of October 31, 2010.

II.	RESOLUTIONS

1.	ELECTION OF DIRECTORS

At the Meeting, the shareholders are requested to elect four nominees to serve on the Board of Directors. Messrs. Yochai Hacohen, Eli Blatt, Jaron Lotan and Rami Goraly will be nominated for reelection.

The directors who are not external directors, are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

Pursuant to the Company’s Articles of Association, the number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting, provided that it shall not be less than five nor more than nine.

The Companies Law provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. Each of the proposed nominees has declared to the Company that he complies with such qualifications.

It is the intention of the persons named in the proxy to vote for the election of the four nominees named in this Proposal 1, each to hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. If any of the nominees are unable to serve, the persons named in the proxy will vote the shares for the election of such other nominees as the Board of Directors may propose. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Certain information concerning the nominees:

Name	Age	Position
Jaron Lotan	53	Chairman of the Board
Yochai Hacohen	44	Director
Rami Goraly	43	Chief Executive Officer
Eli Blatt *	47	Director

______________________________________________________________________________
* The Company's Board has resolved to elect Eli Blatt as a member of the Company's Audit Committee instead of Mr. Shai Beilis, whose term is ending.

JARON LOTAN has served as a Director and the Chairman of the Board since May 2006. Mr. Lotan currently serves as Chief Operating Officer of Gilat Satellite Networks (NASDAQ:GILT, TASE), a provider of satellite and hybrid networking products, services and solutions. He currently serves also on the board of directors of Magink Display Technologies and Pulsar Ltd. Mr. Lotan served as the President and Chief Executive Officer of Technomatix Technologies Ltd., a provider of digital manufacturing solutions, from October 2002 until the sale of that company to UGS Corp. in April 2005.  He was appointed Chief Executive Officer of Technomatix in January 2004.  Following the acquisition of Technomatix Technologies Ltd., Mr. Lotan served as Senior Vice President of UGS Corp. from April 2005 until September 2005.  Prior to joining Technomatix in October 2002, he was corporate executive vice president for business and strategy at Orbotech Ltd., a supplier of automated optical inspection and other productivity solutions for the electronics industry, responsible for the worldwide sales, marketing and support organization, corporate marketing activities, and strategy and business development.  Prior to this, Mr. Lotan served as president of the Orbotech PCB Division and president of Orbotech Europe.  Before joining Orbotech in 1992, he co-founded and served as general manager, North America for Rosh Intelligent Systems, a software company offering knowledge-based solutions to customer support organizations. Mr. Lotan holds a B.A. in Economics and Mathematics and an M.A. in Economics both from the Hebrew University in Jerusalem, Israel.

YOCHAI HACOHEN has served as a Director of the Company since February 2006.  On June 11, 2006, Mr. Hacohen was appointed as interim President and Chief Executive Officer, which appointment was made permanent by action of the Board of Directors on December 26, 2007.  On April 7, 2008, Mr. Hacohen stepped down as CEO and was replaced by Mr. Rami Goraly.  Mr. Hacohen remains a member of the Board of Directors. Mr. Hacohen joined Fortissimo in May 2004 and became a partner in January 2005.  He currently serves on the boards of directors of Fortissimo Acquisition Corp. and Advanced Answers on Demand Inc.  From October 2003 through May 2004, Mr. Hacohen served as the General Manager of a U.S. division of Magal Security Systems Ltd., a provider of hardware and software solutions for the surveillance market.  From October 1998 through September 2002, Mr. Hacohen served as the Director of EMEA Sales and Marketing for the video recording division of Nice Systems Ltd., a provider of digital video and audio recording solutions.  Mr. Hacohen holds a B.Sc. degree in Biotechnology and M.B.A. degree in Marketing from Tel Aviv University.

RAMI GORALY has served as the Company’s Chief Executive Officer since April 7, 2008 and as a Director since December 2008. Mr. Goraly previously served as RadView's Vice President of Marketing from June 2006. From 2005-2006 Mr. Goraly was the CEO of Telrad Connegy Ltd., a provider of converged telecommunication solutions and from 2004-2005 Mr. Goraly was the CEO of SweetIM provider of an interactive content for instant messaging platform. From 1996 through 2004, Mr. Goraly worked in the United States, where he founded and served as the CEO of Accept Software Corporation, a leading developer of enterprise product planning solutions. Other positions held by Mr. Goraly include management positions in Cheyenne Software Inc. (acquired by Computer Associates) and Check Point Software Technologies Ltd. Mr. Goraly received bachelor degrees in Economics and Accounting from Tel Aviv University, and an MBA degree from the Cass Business School in London.

ELI BLATT has served as Director of the Company since April 2006.  Mr. Blatt joined Fortissimo as a partner in January 2005.  From March 1999 through May 2004, Mr. Blatt served as the Chief Financial Officer and Vice President of Operations of Noosh, Inc., a supplier of cross-enterprise e-business software solutions.  From September 1997 through February 1999, Mr. Blatt served as the Director of Operations for CheckPoint Software Technologies Inc., an internet security company, where he was responsible for OEM operations, product licensing and customer service. Mr. Blatt currently serves on the board of directors of Telrad Networks Ltd., Fortissimo Acquisition Corp, Soda-Club Holdings Ltd. and Advanced Answers on Demand Inc.  Mr. Blatt holds a B.Sc. degree in Industrial Engineering from Tel Aviv University and an MBA degree from Indiana University.  Mr. Blatt also served as a fighter pilot in the Israeli air force.

Compensation of Directors and Officers

The Company reimburses its directors for expenses incurred to attend meetings of the Board of Directors and any committees of the Board of Directors.  In addition, the non-employee directors are entitled to receive cash payments in the amounts of $5,000, and also are granted option to purchase to purchase ordinary shares, from time to time.

Pursuant to the terms of the management services agreement entered into by the Company and Fortissimo, Messrs. Hacohen and Blatt are not entitled to cash remuneration or compensation for their services as directors as such other than the management fee payable to Fortissimo under the management services agreement.

The following table sets forth the aggregate compensation paid or accrued for services rendered to the Company in all capacities for the fiscal year ended December 31, 2009 by its directors and executive officers:

	Salaries, Directors Fees, Service Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits
All directors and officers as a group (then 8 persons)	$320,581	$16,925

Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses, reimbursed to such officers, and other fringe benefits commonly reimbursed or paid by companies in the location at which the particular executive officer is located.

Jaron Lotan, as the Chairman of the Board, was granted an option to purchase 455,000 ordinary shares under the Key Employee Share Incentive Plan, equivalent to one percent of the Company’s issued and outstanding ordinary shares and preferred shares, on an as-converted basis, immediately after the closing of the initial investment in the 2006 financing by the Fortissimo Entities and other investors. Mr. Lotan was entitled to anti-dilution protection for any additional investments pursuant to the 2006 financing, by way of the grant of additional options to purchase one percent of the incremental number of issued and outstanding ordinary shares and preferred shares (on an as-converted basis) immediately following each additional investment, made as part of the 2006 financing. In furtherance of that anti-dilution commitment, Mr. Lotan was granted additional options for a total of 566,666 ordinary shares upon the closings of the additional investments made by the Fortissimo Entities in December 2006 and February and March 2007. The options are now fully vested.  Additionally, as a bonus to Mr. Lotan, Mr. Lotan was granted an  option to acquire 1,350,994 ordinary shares (representing up to one percent of the Company’s issued and outstanding ordinary shares and preferred shares (on an as-converted basis)) which option vests over four years and will receive the same anti-dilution protection as described above.  The exercise price of the options granted to Mr. Lotan was between $0.055 and $0.08 and any further options to be granted to him shall be at an exercise price equal to the market price on the then current date of grant.

Yochai Hacohen was both a director and an employee of the Company, serving as the Chief Executive Officer and President from July 1, 2006 (on an interim basis until December 2006 when the appointment was made permanent). On April 7, 2008, Mr. Hacohen stepped down as CEO and was replaced by Mr. Rami Goraly. In connection with his services as Chief Executive Officer and President, the Company has paid to Mr. Hacohen an annual salary of $125,000 (effective as of June 11, 2006), which was increased by 20% on the anniversary of the effective date.  Mr. Hacohen is entitled to options under the Company’s Key Employee Share Incentive Plan for a total of 4,750,000 ordinary shares, such options to vest in quarterly parts over four years as of December 26, 2006. The options continue to vest as long as Mr. Hacohen serves as a director in the Company.  In the event of a change in control of the Company, 50% of all then unvested options shall become immediately vested. The exercise price of the options is $0.06.

Rami Goraly has been a director of the Company since December 2008 and has been CEO since April 2008. In connection with his services as a director, the Board authorized and the shareholders approved the grant to Mr. Goraly of options under the Company’s Key Employee Share Incentive Plan to purchase a total of 8,000,000 Ordinary Shares, with the following vesting schedule: twenty five percent (25%) of the options will be vested as of January 1, 2009 (the “First Vesting Date”) and the remaining seventy five percent (75%) of the options shall vest in 12 equal parts quarterly over a three (3) year period following the First Vesting Date. The exercise price of the options will be $0.015. Mr. Goraly also holds options for a total of 500,000 Ordinary Shares which were granted to him in 2007 and are subject to vesting as follows: 25% vested as of October 2007, with the remainder vesting quarterly over three years. The exercise price of the options is $0.06.

The Company has resolved, subject to shareholder approval, to re-price the options granted to Messrs. Jaron Lotan, Yochai Hacohen and Rami Goraly to an exercise price of $0.03, as more fully set forth in Proposal Three below.

As of December 31, 2009, all directors and officers as a group (then 8 persons), held options to purchase 17,608,372 of our ordinary shares at exercise prices ranging from $0.015 to $0.065. Out of such options, 955,000 expire in 2011, 7,460,516 expire in 2012, 8,792,856 expire in 2013, and 400,000 expire in 2014.

At the Meeting, the Board of Directors proposes that the following resolutions be adopted:

“RESOLVED, to elect the following persons to serve as members of the Board of Directors of the Company: Yochai Hacohen, Eli Blatt, Jaron Lotan and Rami Goraly, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

2.	ELECTION OF EXTERNAL DIRECTOR

In accordance with the Israel Companies law, the Company has two external directors: Ms. Hadas Gazit and Mr. Amir Livne.  Ms. Gazit's term as an external director expired in October 2010.  Mr. Livne's term as an external director expires in December, 2011.

At the Meeting, the Board of Directors will propose that Ms. Hadas Gazit be re-elected to serve as an external director of the Company for a term of three years.

Section 239 of the Israel Companies Law, 1999, requires that companies whose share are publicly traded have at least two external directors on the board of directors.  Under the Companies Law, the service term of an external director is three (3) years, and it may be extended for an additional three-year term.  All other directors are elected annually. No person may be appointed as an external director if the person or the person’s relative, partner, employer, any other person to whom he is, directly or indirectly, subordinated or any entity under the person’s control, has or had within the preceding two years any affiliation with the Company or its controlling shareholder.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term “affiliation” includes: (1) an employment relationship; (2) a business or professional relationship maintained on a regular basis; (3) control; and (4) service as an office holder, including as a director. Furthermore, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as director, or if the person is an employee of the Israel Securities Authority or of an Israeli Stock Exchange. If at the time of election of an external director, all the other directors are of the same gender, at least one of the external directors nominated to be elected must be of the other gender. Under the Companies Law, an external director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for his or her appointment as external director no longer exist, or that the external director has violated his or her duty of loyalty to the company. The shareholder resolution regarding the termination of office of an external director requires the same majority that is required for the election of an external director. The court may order the termination of the office of an external director on the same grounds, following a motion filed by a director or a shareholder of the company. If an external directorship becomes vacant, the board of directors is required under the Israeli Companies Law to convene a shareholders meeting immediately to appoint a new external director.

The audit committee must include all of the external directors and any committee of the board of directors that is authorized to exercise any powers of the board of directors must include at least one external director.

Set forth below is information about Ms. Gazit and Mr. Livne.

HADAS GAZIT has served as an External Director of the Company since October 2007.  Ms. Gazit is the Chief Financial Officer and Operating manager of FIS Software Ltd.  Ms. Gazit served as  Chief Financial Officer of Magic Software Enterprises Ltd. (NASDAQ: MGIC), publicly traded company on the NASDAQ and as Finance Director of Emblaze Ltd. (LSE:BLZ.L), a publicly traded company on the London Stock Exchange.  Before becoming the CFO of Emblaze in December 2006, Ms. Gazit acted as the Vice President of Finance for the Emblaze group of companies and as the CFO of Emblaze Mobile.  Prior to joining Emblaze, Ms. Gazit was with TTI Team Telecom International (NASDAQ:TTIL), where she acted as the budget control manager from August 2003 to September 2005.  From August 2000 to August 2003, Ms. Gazit acted as a manager at Ernst & Young Global (Kost, Forer Gabbay & Kasierer) where she conducted accounts of both private and publicly traded companies in Israel and abroad, especially in the technology, venture capital and investments industries.  Ms. Gazit is a Certified Public Accountant in Israel and holds an MBA in Finance and a BA in Economics and Accounting both from Tel Aviv University.Pursuant to the Israeli Companies Law, at least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “professional qualifications” and/or “accounting and financial expertise” as such terms are defined by regulations promulgated under the law.

AMIR LIVNE has served as an External Director of the Company since  December 2008.  Mr. Livne is Vice President Product Strategy and Portfolio Management at Siemens PLM, a division of Siemens AG (NYSE:SI). Previously, Mr. Livne held a similar position at UGS PLM, which was acquired by Siemens in 2007. Between 1997 and 2004, Mr. Livne served as Executive VP of Business Development and Strategy at Tecnomatix (NASDQ: TCNOF, acquired by UGS in early 2005). Prior to joining Tecnomatix, between 1994 and 1997, Mr. Livne worked as a Senior Consultant at Booz, Allen and Hamilton, a management consulting firm. Mr. Livne holds an MBA from the University of Michigan in Ann Arbor and B.A. and M.A. degrees in Computer Science, both from Tel Aviv University.

The Companies Law provides that a nominee for a position of an external director shall have declared to the Company that he or she complies with the qualifications for appointment as an external director. Ms. Gazit has declared to the Company that she complies with the qualifications for appointment as an external director and that she intends to serve as an external director if elected.

The Board of Directors has determined that Ms. Gazit meets the legal requirements for an external director and has accounting and financial expertise, as well as professional qualifications.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED To re-elect Ms. Hadas Gazit as an external director to the Company's Board of Directors, for a period of three years commencing on the date of her re-election."

According to the Companies Law, the affirmative vote of a majority of the shares represented at the meeting in person or by proxy and voting thereon is required to elect an external director, including at least one-third of the shares voted at the meeting by Non-Controlling Shareholders, or the total shares of the Non-Controlling Shareholders voted against the resolution do not represent more than one percent of the voting rights in the Company. For this purpose, abstentions are not counted as Non-Controlling Shareholder votes.

A "Controlling Shareholder" is defined by the Israeli Companies Law as a person or entity that has the ability to direct the actions of the company (other than such ability that derives solely from a position as a director or officer), and including in particular a person who holds at least 50% of the voting power, has the ability to nominate more than half of the Company’s directors or the ability to appoint the chief executive officer of the company.  Each shareholder should seek legal counsel as to whether such shareholder is deemed a "Controlling Shareholder".

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

Subject to and effective as of the election of Ms. Hadas Gazit as external director for the three-year term at the Meeting, and for the duration of her service in such capacity, Ms. Hadas Gazit shall receive compensation in the form of an annual fee and a per meeting attendance fee equal to the “maximum” statutory amount applicable to companies of our size, as set forth from time to time, in the applicable regulations.

3.	OPTION RE-PRICING

In June, 2009, the Company’s Board of Directors approved, following approval by the Audit Committee and the Compensation Committee, a re-pricing of options granted to certain directors, officers and employees such that the exercise price of the re-priced options was adjusted to $0.03 per ordinary share.

The re-pricing of the options granted to the officers and employees  (8,780,560 options, in total) became effective as of June 28, 2009.

Set forth below are details in respect of the Directors option re-pricing:

Name	Amount of options	Original Exercise Price ($)	New Exercise Price ($)
Rami Goraly	500,000	0.06	0.03
Yochai Hacohen	4,750,000	0.06	0.03
Jaron Lotan	2,372,660	Between 0.055 and 0.08	0.03

Pursuant to Israeli Companies Law, the re-pricing of options granted to directors will take effect following Shareholders approval.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the re-pricing of the options granted to the Directors, as described in the proxy statement".

4.	EXTENSION OF THE FORTISSIMO DISCRETIONARY CREDIT FACILITY ARRANGEMENT

On December 18, 2008, the Shareholders of the Company approved the terms of a convertible credit facility arrangement between FFC-GP and the Fortissimo Entities (collectively, “Fortissimo”) and the Company.

In December 2009, the Company’s shareholders approved an amendment to the discretionary convertible credit facility that: (i) increased the amount of the convertible loans from $4 million to $6 million; (ii) revised the conversion price; (iii) allowed for potential co-lenders and (iv) limited the arrangement availability to mid 2011. The remaining terms of the convertible loans that may be extended under the Credit Facility (term, interest rate, security interests and warrants) remained unchanged.

The Company's Board of Directors proposes to extend the arrangement availability to mid 2012 (the "Credit Facility Extension").

The Company is seeking shareholder approval of the Credit Facility Extension because it is a transaction with a controlling shareholder, and as such requires approval pursuant to the provisions of Section 275 of the Israeli Companies Law. FFC-GP, by virtue of its management of the Fortissimo Entities (themselves controlling shareholders) and its affiliation with two of the Company’s directors, Mr. Yochai Hacohen and Mr. Eli Blatt, is deemed a controlling shareholder of the Company.

VOTE REQUIRED

The affirmative vote of the holders of a majority of the shares present, or represented, entitled to vote and voting thereon at the Annual Meeting is required for the ratification and approval of the Credit Facility Extension.  Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) such majority include at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company. The Fortissimo Entities are shareholders with a Personal Interest in connection with this Proposal Four. Shareholders are requested to notify us whether or not they have “Personal Interest” in connection with Proposal Four (please see the definition of the term “Personal Interest” below).  If any shareholder casting a vote in connection hereto does not notify us that he/she/it has a Personal Interest with respect to Proposal Four, their vote with respect to such proposal will be disqualified.  For this purpose, “Personal Interest” is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which means for this purpose a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above); and (ii) a personal interest of a body corporate in which a shareholder or any of his aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the mere holding of shares in the Company or any body corporate.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to ratify and approve an extension to the previously approved discretionary convertible credit facility arrangement between Fortissimo and the Company, as described in the Proxy Statement”.

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

5.	AMENDMENT TO THE CONVERTIBLE LOAN AGREEMENT

In 2006, the Company closed a financing with Fortissimo and other co-investors. The initial financing was for $1.5 million consisting of: (i) $750,000 to purchase 25,000,000 of convertible preferred shares and (ii) a convertible loan in the amount of $750,000 (the “Convertible Loan”).

The Convertible Loan carries interest at 8.0% per annum and together with any accrued interest is convertible, at the election of the investors, into Preferred A Shares, nominal value NIS 0.01 each, at a conversion price of $0.03 per share (subject to standard adjustments).

The Convertible Loan was due and payable in September 2009. In June 2009, the Convertible Loan repayment date was extended to June 30, 2010, and in June 2010 the repayment date was further extended to August 31, 2011.

The Board of Directors believes that it is in the best interest of the Company to further extend the term of the Convertible Loan. The Board of Directors proposes to approve an amendment to the Convertible Loan Agreement, so that the repayment date of the Convertible Loan principal and interest shall be further extended to August 31, 2012.

In case the amendment to the Convertible Loan Agreement shall not be approved by the Company’s shareholders, the Convertible Loan shall become due and payable on August 31, 2011.

The Company is seeking shareholder approval for the amendment to the Convertible Loan Agreement because it is a transaction with a controlling shareholder, and as such requires approval pursuant to the provisions of Section 275 of the Israeli Companies Law.  FFC-GP, by virtue of its management of the Fortissimo Entities (themselves controlling shareholders) and its affiliation with two of the Company’s directors, Mr. Yochai Hacohen and Mr. Eli Blatt, is deemed a controlling shareholder of the Company.

VOTE REQUIRED

The affirmative vote of the holders of a majority of the shares present, or represented, entitled to vote and voting thereon at the Annual Meeting is required for the ratification and approval of the amendment of the  Convertible Loan Agreement.  Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) such majority include at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company.  The Fortissimo Entities are shareholders with a Personal Interest in connection with this Proposal Five. Shareholders are requested to notify us whether or not they have “Personal Interest” in connection with Proposal Five (please see the definition of the term “Personal Interest” below). If any shareholder casting a vote in connection hereto does not notify us that he/she/it has a Personal Interest with respect to Proposal Five, their vote with respect to such proposal will be disqualified.  For this purpose, “Personal Interest” is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which means for this purpose a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above); and (ii) a personal interest of a body corporate in which a shareholder or any of his aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the mere  holding of shares in the Company or any body corporate.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to ratify and approve an amendment to the Convertible Loan Agreement by and among Fortissimo and certain other lenders and the Company, as described in the Proxy Statement”.

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

6.	REAPPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that the shareholders reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd., as the independent auditors of the Company, for the year ending December 31, 2010 and for such additional period until the next annual general meeting of shareholders.

The Company’s consolidated financial statements at December 31, 2009 have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

The following table presents the aggregate fees for professional audit services and other services rendered by the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in 2008 and 2009.

	Year Ended December 31,
	2008	2009
Audit Fees	$41,000	$41,000
Audit Related Fees	$15,000	$16,000
Tax Fees	$7,000	$9,000
All Other Fees	$63,000	$66,000

Audit Fees

Audit Fees consist of fees billed for the audit of the Company’s annual consolidated financial statements included in the Company’s Annual Report on Form 20-F for years 2008 forwards.

Audit Related Fees

Audit Related Fees include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the review of documents filed with the SEC.

Pre-Approval Policy

The Audit Committee is required to approve in advance any audit or permissible non-audit services performed by the Company’s independent auditors, the fees to be paid for those services and the time period over which those services are to be provided. On an annual basis, the independent auditors present a listing of all services they expect to perform for the Company in the ensuing one-year period, including fee estimates, in sufficient detail to enable the Audit Committee to perform an independence review of each proposed service. The pre-approval policies and procedures established by the Audit Committee require that the Audit Committee meet with the independent auditor and financial management prior to the audit to review planning and staffing, the scope of the proposed audit for the current year, the audit procedures to be utilized, and the proposed fees. With respect to any additional services proposed to be performed by the independent auditors during the year, management will evaluate the impact on the independent accountant’s independence and obtain Audit Committee approval for such service. During 2008 and 2009, 100% of the audit, audit-related and tax fees were pre-approved by the Audit Committee.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors, for the year ending December 31, 2010 and for such additional period until the next annual general meeting of shareholders”.

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

7.	RECEIPT OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting the shareholders shall receive and consider the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2009. The Company’s Audited Consolidated Financial Statements, are attached hereto, were filed by the Company under Form 20-F with the US Securities and Exchange Commission on June 30, 2010 and appear on its website: www.sec.gov.

8.	OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement.  As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the shares in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors,

Jaron Lotan
Chairman of the Board of Directors

November 2010

Form of Proxy Card

RADVIEW SOFTWARE LTD.

PROXY FOR ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD DECEMBER 15, 2010

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

THE UNDERSIGNED hereby appoints Rami Goraly and Amira Paz, and each of them acting singly, as attorneys and proxies, with full power of substitution, with all the powers which the undersigned would possess if personally present, to vote for and on behalf of the undersigned on all matters which may properly come before the 2010 Annual Meeting of Shareholders of RadView Software Ltd., or any adjournment thereof, with respect to all shares of the Company to which the undersigned would be entitled to vote if personally present.

(Continued and to be signed on the reverse side.)

ANNUAL MEETING OF SHAREHOLDERS OF

RADVIEW SOFTWARE LTD.

December 15, 2010

NOTICE OF INTERNET AVAILABILITYOF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at www.radview.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

i Please detach along perforated line and mail in the envelope provided. i

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
						FOR	AGAINST	ABSTAIN
1.	Proposal to elect the following persons to the Company’s Board of Directors, each to serve until the close of the next Annual Meeting.			2.
Proposal to re-elect Ms. Hadas Gazit to the Company’s Board of Directors, to serve as an External Director under the Israeli Companies Law, for a period of three years commencing on the date of her re-election.
						☐	☐	☐

		NOMINEES:		3.	Proposal to approve the re-pricing of the options granted to certain Directors-, as described in the Proxy Statement.	☐	☐	☐
☐	FOR ALL NOMINEES	mJaron Lotan
☐	WITHHOLD AUTHORITY	mYochai Hacohen		4.
Proposal to ratify and approve an extension to the previously approved discretionary convertible credit facility arrangement between Fortissimo Capital Funds G.P. L.P, Fortissimo Capital Fund L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Funds (Israel DP), L.P. (Collectively, “Fortissimo”) and the Company, as described in the Proxy Statement.
						☐	☐	☐
	FOR ALL NOMINEES	mEli Blatt
☐	FOR ALL EXCEPT (See instructions below)	mRami Goraly

Please indicate whether or not you have a “Personal Interest” (as defined below) in the above Proposal Four by marking an “X” in the appropriate box (YES/NO below). If an X is not marked in either column, your vote in respect of this proposal will be disqualified.

						YES	NO
					Personal Interest	☐	☐
				5.	Proposal to ratify and approve an amendment to the Convertible Loan Agreement by and among Fortissimo and the Company, as described in the Proxy Statement.	☐	☐	☐

Please indicate whether or not you have a “Personal Interest” (as defined below) in the above Proposal Five by marking an “X” in the appropriate box (YES/NO below). If an X is not marked in either column, your vote in respect of this proposal will be disqualified.

						YES	NO
INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here:			●		Personal Interest	☐	☐
				6.	Proposal to ratify and approve the selection of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors.	☐	☐	☐

For purposes of this Proxy Card, a “Personal Interest” of a shareholder in the approval of an act or a transaction of the Company (1) includes: (i) the personal interest of his or her relative (which means for these purposes a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above.); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the mere holding of shares in the Company or any body corporate.

THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED AS SPECIFIED ABOVE, BUT IF NO SPECIFICATION IS MADE THEY WILL BE VOTED FOR ITEMS 1, 3 AND 6 AND AT THE DISCRETION OF THE PROXIES ON ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE MEETING.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
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Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attomey, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.